Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2003 and 2002

                      Commission File Number: 333-91478


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Gateway Western Railway Union 401(k) Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Kansas City Southern
                              427 West 12th Street
                        Kansas City, Missouri 64105-1804

                                    CONTENTS


     FINANCIAL STATEMENTS:

          Report of Independent Registered Public Accounting Firm

          Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

          Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002

          Notes to Financial Statements

     EXHIBIT:

          Exhibit 23 - Consent of KPMG LLP

                          GATEWAY WESTERN RAILWAY UNION
                                   401(K) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)



                          GATEWAY WESTERN RAILWAY UNION
                                   401(K) PLAN

                                TABLE OF CONTENTS


                                                                           PAGE

Report of Independent Registered Public Accounting Firm                      1

Financial Statements:

     Statements of Net Assets Available for Benefits as of
        December 31, 2003 and 2002                                           2

     Statements  of Changes in Net Assets  Available  for Benefits
        for the years ended December 31, 2003 and 2002                       3

     Notes to Financial Statements                                           4

SUPPLEMENTAL SCHEDULE: *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2003 8

* Other schedules required by 29 CFR 2520.103 8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Participants and Plan Sponsor
Gateway Western Railway Union 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Gateway Western Railway Union 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP


Kansas City, Missouri
May 15, 2004

                          GATEWAY WESTERN RAILWAY UNION
                                   401(K) PLAN
                 Statements of Net Assets Available for Benefits

                           December 31, 2003 and 2002

                                                      2003             2002
                                                ---------------   -------------
Assets:
   Cash and temporary investments               $      11,766          11,496
   Investments, at fair value:
     Common collective trust                          286,031         242,591
     Common stock of Kansas City Southern                 247          12,024
     Mutual funds                                   2,395,421       1,722,909
                                                ---------------   -------------
          Total investments                         2,681,699       1,977,524
   Contributions receivable:
     Employee                                             --           10,014
     Employer                                             --            4,078
                                                ---------------   -------------
          Total contributions receivable                  --           14,092
                                                ---------------   -------------
          Total assets                               2,693,465       2,003,112
Investment trades payable                               11,752              11
                                                ---------------   -------------
          Net assets available for benefits     $    2,681,713       2,003,101
                                                ===============   =============
See accompanying notes to financial statements.




                          GATEWAY WESTERN RAILWAY UNION
                                   401(K) PLAN
           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2003 and 2002


                                                                                         2003                   2002
                                                                                  --------------------   -------------------
Investment income (loss):
   Interest and dividends                                                            $      36,603                44,297
   Net appreciation (depreciation) in fair value of investments                            483,657              (418,415)
                                                                                  --------------------   -------------------
        Total investment gain (loss)                                                       520,260              (374,118)
                                                                                  --------------------   -------------------
Contributions:
   Employee                                                                                190,830               233,921
   Employer                                                                                 80,031                95,994
                                                                                  --------------------   -------------------
        Total contributions                                                                270,861               329,915
                                                                                  --------------------   -------------------
Benefits paid                                                                             (112,509)              (97,384)
                                                                                  --------------------   -------------------
        Increase (decrease) in net assets available for benefits                           678,612              (141,587)
Net assets available for benefits:
   Beginning of year                                                                     2,003,101             2,144,688
                                                                                  --------------------   -------------------
   End of year                                                                      $   2,681,713             2,003,101
                                                                                  ====================   ===================
See accompanying notes to financial statements.





                          GATEWAY WESTERN RAILWAY UNION
                                   401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



(1)  DESCRIPTION OF THE PLAN

     (A)  GENERAL

          The Gateway Western Railway 401(k) Plan (the Plan) is a contributory, defined contribution plan adopted on July 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan.

     (B)  ELIGIBILITY

          The Plan covers union employees of Kansas City Southern Railway Company, located from Kansas City to East St. Louis (the Company), who are members in a craft represented by one of the following organizations: Transportation Communications International Union, Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railway Signalmen, International Brotherhood of Electrical Workers, International Association of Machinists and Aerospace Workers, or Brotherhood of Railway Carmen. Employees are eligible to participate in the Plan on the January 1, April 1, July 1, or October 1 coincident with or immediately following his or her first day of employment.

     (C)  CONTRIBUTIONS

          Participants may contribute a portion of their annual eligible compensation, as defined in the Plan, not to exceed an individual annual maximum contribution of $12,000 in 2003. The Company matches 50% of participant contributions, up to 6% of annual eligible compensation.

     (D)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution, Company matching contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances as set forth in the plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant's account.

     (E)  VESTING

          Participants are immediately vested in their contributions, Company matching contributions, plus actual plan earnings thereon.

     (F)  INVESTMENT OPTIONS

          Upon   enrollment  in  the  Plan,  a  participant   may  direct  their
          contributions and Company matching contributions into any of the various funds offered by the Plan.

          Effective July 1, 2002, the Plan added Kansas City Southern (NYSE:KCS) common stock as an investment option.

          Participants should refer to the respective prospectuses for a description of the investment objective of each fund.

     (G)  BENEFITS

          Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant's normal retirement age is 65. The Plan also provides for distributions at age 59 1/2.

          Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $5,000 will be paid out within one calendar year of termination of employment. Balances exceeding $5,000 will be paid upon the distribution date elected by the participant, but no later than April 1 following the calendar year in which the participant attains the age of 70 1/2.

     (H)  PLAN TERMINATION

          Although it has expressed no intention to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

     (I)  PLAN EXPENSES

          All administrative expenses of the Plan are paid by the Company.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF PRESENTATION

          The Plan's financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

     (B)  INVESTMENTS

          The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed).

          The assets held in a common  collective  trust  (Invesco  Stable Value
          Fund) are valued at contract value as determined by the AMVESCAP National Trust Company.

     (C)  USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes in net assets available for benefits. Actual results could differ from those estimates.


(3)  INVESTMENTS

     Investments, which exceeded 5% of the net assets available for plan benefits at December 31, 2003 and 2002, were as follows:

                                                     2003            2002
                                                  -------------   -------------
   Invesco Stable Value Fund                      $   286,031         242,588
   Barclay's Global Inv Equity Index Fund I               --          236,167
   Growth Fund of America                             670,630         481,751
   Oppenheimer Quest Balanced Value                   178,314         141,376
   PIMCO Rennaissance                                 195,396             --
   PIMCO Total Return Administrative Shares           365,363         341,530
   Scudder Equity 500 Index                           289,025             --
   Washington Mutual Investors Fund                   186,719         116,647
   Other                                              510,221         417,465
                                                  -------------   -------------
                 Total investments                $ 2,681,699       1,977,524
                                                  =============   =============



     During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $483,657 and ($418,415), respectively, as follows:

                                                   2003         2002
                                               ------------  ------------
   Kansas City Southern common stock           $    4,071        (1,944)
   Mutual funds                                   479,586      (416,471)
                                               ------------  ------------
                                               $  483,657      (418,415)
                                               ============  ============

(4)  PLAN AMENDMENT

     Effective April 1, 2002, the Plan was amended and restated and a new trustee, administrator and custodian of the Plan were appointed. Plan assets transferred to the new trustee were transferred into funds comparable to those offered by the previous custodian or as determined by a formal request from each participant. The conversion initiated a "black out" period beginning March 15, 2002, and continued through April 22, 2002. During this period, funds could not be withdrawn from the Plan and investment elections could not be changed until the trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited.


(5)  PORTFOLIO RISK

     The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(6)  INCOME TAX STATUS

     The Plan received a favorable determination letter from the Internal Revenue Service, dated July 15, 2003, indicating that it is qualified under
     Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through June 30, 2003.

     The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                                                                      SCHEDULE 1

                          GATEWAY WESTERN RAILWAY UNION
                                   401(K) PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003


                      IDENTITY                                          DESCRIPTION                       FAIR VALUE
-----------------------------------------------------    -------------------------------------------   ------------------
Common Stock:
    * Kansas City Southern common stock                  17.249 shares, with a fair value of
                                                           $14.32 per share                         $             247
Common collective trust:
    Invesco Stable Value                                 286,031.00 shares, with a fair value of
                                                           $1.00 per share                                    286,031
Mutual Funds:
    AIM Small Cap Growth Fund                            2,122.117 shares, with a fair value of
                                                           $25.71 per share                                    54,560
    EuroPacific Growth                                   2,878.98 shares with a fair value of
                                                           $30.21 per share                                    86,974
    Franklin Balance Sheet Investment A                  1,968.291 shares, with a fair value of
                                                           $47.57 per share                                    93,632
    Growth Fund of America                               27,328.04 shares, with a fair value of
                                                           $24.54 per share                                   670,630
    ING International Value Fund                         6,619.461 shares, with a fair value of
                                                           $15.11 per share                                   100,020
    Janus Fund                                           2,777.9 shares, with a fair value of
                                                           $23.47 per share                                    65,197
    Janus Twenty Fund                                    334.913 shares, with a fair value of
                                                           $36.17 per share                                    12,114
    MFS Value Fund                                       4,792.396 shares, with a fair value of
                                                           $20.34 per share                                    97,477
    Oppenheimer Quest Balanced Value                     10,892.74 shares, with a fair value of
                                                           $16.37 per share                                   178,314
    PIMCO Renaissance                                    8,418.622 shares, with a fair value of
                                                           $23.21 per share                                   195,396
    PIMCO Total Return Administrative Shares             34,114.174 shares, with a fair value of
                                                           $10.71 per share                                   365,363
    Scudder Equity 500 Index                             2,313.497 shares, with a fair value of
                                                           $124.93 per share                                  289,025
    Washington Mutual Investors Fund                     6,487.815 shares, with a fair value of
                                                           $28.78 per share                                   186,719
                                                                                                       ------------------
                Total investments                                                                   $       2,681,699
                                                                                                       ==================
* Party-in-interest.
See accompanying report of independent registered public accounting firm.


                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      GATEWAY WESTERN RAILWAY UNION 401(K) PLAN



                                      By  /s/ Eric B. Freestone
                                        ----------------------------------------
                                          Eric B. Freestone
                                          Title:  Vice President Human Resources



Dated June 28, 2004